July 5, 2005

Mr. Jay Mumford
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0603
Washington, D.C.  20549

Re:      Wimax EU, LTD
         Registration Statement on Form SB-2
         Filed March 16, 2005
         File No. 333-123351

Dear Mr. Mumford:

We represent Wimax EU, Ltd ("Wimax" or the "Company"). We are in receipt of your letter dated April 6, 2005 regarding the above referenced filing and the following are our responses:

General
-------

1. Throughout your document where you refer to "registering shares pursuant to" a stock option plan, please explain whether you are registering the sale of stock to Christopher Lee Miles, or the expected resale of his stock.

     o If you are registering the resale of the shares underlying the options, please revise the registration fee table and the prospectus to clearly state the fact and that Mr. Miles' sales will be at the disclosed fix price until transactions in your securities are reported on the OTC Bulletin Board. Also, clarify in the appropriate section of your prospectus when you issued the option and the consideration you received for the option.

     o If you are selling the original issuance of the shares to Mr. Miles, please explain how your transaction is consistent with section 5 of the Exchange Act since it appears that you begun offering before you filed the registration statement.

     Answer: The Company is registering the resale of the shares underlying the options. Therefore the registration fee table and the prospectus have been revised to clearly disclose this fact and that Mr. Miles' sales will be at the disclosed fix price until transactions in the securities are reported on the OTC Bulletin Board. The other sections of the prospectus have also been revised accordingly.

Cover Page
----------

2. It appears as if there is some information missing in the first sentence prior to the number of shares you are offering in this prospectus and in the first sentence on page one when you describe the company's former name, which you do not identify.

     Answer: The cover page has been revised to provide the missing information in the first sentence as the information regarding the Company's former name.

Our Company - Page 1
--------------------

3. Please expand your description of your company here, including what it means to be in development stage. Include a brief description of the products/services you intend to provide, how your technology will work, the specific market you seek to address, and the status of your developments to date.

     Answer: This section has been revised to expand the description of Company including the meaning of development stage.

Terms of the Offering - Page 1
------------------------------

4. Clarify why you are registering this offering at this time and bearing the expenses of registration for the selling shareholders. Are you contractually obligated to do so?

     Answer: This section has been revised to clarify that the Company is not contractually obligated to register the shares and that the Company is registering the shares in furtherance of its goal to become quoted on the OTC Bulletin Board.

Risk Factors
------------

Our auditor has expressed substantial doubt - Page 2

5. Please explain the relevance to investors of your auditor expressing substantial doubt as to your ability to continue as a going concern. For example, does this make it harder for you to obtain additional financing, enter into contracts with suppliers or other specific difficulties?

     Answer: This section has been revised to explain the relevance of the going concern to the investors.

Technological Advancements could bring added - Page 2
-----------------------------------------------------

6. Please explain what your existing service offerings are, as it appears you do not currently offer services.

     Answer: This section has been revised to clarify that the Company does not provide existing service offerings.

Our future success is dependent - Page 3
----------------------------------------

7. Please explain, if true, that Mr. Christopher Lee Miles is your sole employee.

     Answer: This risk factor has been revised to disclose that currently, Christopher Lee Miles is the sole employee of the Company.

Selling Shareholders - Page 6
-----------------------------

8. Please tell us when each selling shareholder acquired the shares offered, what consideration was provided for those shares, and when the consideration was provided. If a selling shareholder acquired the shares in the past three years, disclose in your prospectus the information requested by the previous sentence; include (1) the nature of the services provided to the company by the various consultants who are selling stock in this offering and (2) the relationship of Mr. Miles' option to the repurchase agreement filed as an exhibit.

     Answer: This section has been revised to disclose when the selling shareholders acquired the shares offered and what the consideration was for the shares.

9. With a view toward disclosure, tell us how the other selling security holders are related to Mr. Miles.

     Answer: This section has been revised to disclose that there is no relationship between Christopher Miles and the other shareholders except that Margot Miles is Mr. Miles' niece; Abigail Miles is Mr. Miles sister and Chandra Cholakian and Cassia Miles are Mr. Miles' daughter.

10. Revise the last paragraph to clarify whether Mr. and Ms. Miles are broker dealers or affiliates of broker dealers. Also disclose the nature of any other relationships those individuals had with your company.

     Answer: The last paragraph has been revised to clarify that Mr. and Ms. Miles are not broker-dealers or affiliates of broker-dealers and to disclose that the only relationship between the Company and the selling security holders is those shareholders who have consulting agreements with the Company.

11. Please reconcile the number of shares in the third column of this table with the number of shares in the fee table on the facing page of your registration statement.

     Answer: The fee table and the entire document have been revised to reflect the correct amount of shares outstanding and shares being registered.

Directors, Executive Officers, Promoters, and Control Persons - Page 8
----------------------------------------------------------------------

12. Please explain the duties Mr. Miles performed as CEO/Director of Dorado Capital Ventures, as well as through his consulting business and Maxwell Media Marketing.

     Answer: This section has been revised to disclose the duties Mr. Miles performed as CEO/Director of Dorado Capital Ventures, as well as through his consulting business and Maxwell Media Marketing.

Security Ownership of Certain Beneficial Owners and Management - Page 9
-----------------------------------------------------------------------

13. It appears as if the shares underlying the option granted to Mr. Miles described in footnote 1 should be disclosed in the ownership table. Please revise or explain why this is not required.

     Answer: This section has been revised to disclose the 4,000,000 option shares.

14. Please explain why the company decided to issue this repurchase option for Mr. Miles shares. Please disclose this transaction in the Certain Relationships section on Page 16.

     Answer: The Certain Relationships section has been revised to disclose the reason the Company issued the repurchase option for Mr. Miles shares.

15. Given the disclosure on pages 6 and 17, it is unclear why your beneficial ownership table does not include more 5% owners. Please revise or advise.

     Answer: This section has been revised to provide the additional 5% shareholders.

Description of Securities - Page 9
----------------------------------

16. Reconcile the first paragraph, which implies that you only have authorized common stock, with the fourth paragraph that mentions preferred stock.

     Answer: The fourth section has deleted since the Company does not have preferred stock authorized.

17. We note your reference to Delaware Law. Clarify the applicability of this law given at your disclosure that you are incorporated in Nevada.

     Answer: As set forth above, the paragraph referencing the Delaware law has been removed.

Description of Business - Page 11
---------------------------------

18. Please supplementally provide support for the statistics and studies you cite in paragraphs 4-6 on Page 11 and paragraphs 1-5 on Page 13.

     Answer: The following provides the support for the statistics and studies cited in paragraphs 4-6 on Page 11 and paragraphs 1-5 on Page 13:
               According to Internetworldstats.com, a research site that compiles data from various qualified sources, mainly from data published by Nielsen//NetRatings, the International Telecommunications Union as well as local "network information centers" (NIC) as well as data gathered from such research sites as eMarketer.com, and Forrester Research, as of September 2004, over 69% of US residents are internet users compared to only 44.6% of European users. One of the primary reasons for this disparity is the fact that infrastructure is simply not available to many people in Europe, particularly in the newest Eastern European members of the EU where market penetration is as low as 16%..

19. If you have not yet begun operations, tell us why it is appropriate to state in the second paragraph that you "offer"technology.

     Answer: This section has been revised to state that the Company "intends to offer" the technology.

20. Please expand to explain what you mean when you describe any acquisitions you complete "will be accretive to existing shareholders."

     Answer: This sentence has been removed and disclosure has been added to clarify the potential acquisitions.

21. Please expand to explain what you mean when you say your "financial proforma" indicates that the initial roll out can be accomplished and positive cash flow can be achieved with an initial investment of $2 million. Does that include amounts already spent? How much more money needs to be raised to reach that $2 million.

     Answer: This disclosure has been revised to clarify the amount of funds necessary for the initial roll out.

22. Please more completely explain the technology and operation of the products and services you intend to offer.

     Answer: This section has been revised to more completely explain the technology and operation of the products and services the Company intends to offer.

23. Describe with specificity the actions you have taken to date to develop your operations, including the date that those actions occurred.

     Answer: This section has been revised to describe with more specificity the actions the Company has taken to date to develop its operations.

WiMAX wireless broadband internet - Page 12
-------------------------------------------

24. Please explain why you believe it is "widely assumed" that Intel's 802.16 technologies will eventually be the primary successor to broadband connectivity. Please describe the difference between WiMAX and other technologies including WiFi.

     Answer: This section has been revised to disclose the difference between WiMAX and other technologies and to remove the sentence regarding "widely assumed..."

25. Clarify the nature of the interest that companies have expressed as mentioned in the first paragraph. It is unclear why these expressions have not yet resulted in agreements.

     Answer: This section has been revised to remove this reference and to clarify that to date no agreements have been executed.

26. In the second to last paragraph on page 12, which is also contained in the summary, please revise to explain how the market you intend to serve and the technology you will use are already developed and proven. It is unclear from the paragraph how GSM cell phone systems in Europe, rather than the US would impact your business. Please provide support for your statements that existing European cellular providers are openly inviting the income by renting unused bandwidth and why you believe you will be able to rent such bandwidth from them.

     Answer:   The second to last paragraph has been removed in its entirety.

27. Expand your statement that the U.S. is "only now converting to digital" to disclose with more specificity with the conversion begins.

     Answer:   As set forth above, this statement has been deleted.

28. Clarify how the situation you describe in the last paragraph is "unique." do these conditions not exist anywhere else?

     Answer:   As set forth above, this paragraph has been deleted.

Target Market - Page 13
-----------------------

29. You state that "the concept for unlimited dial-up service at a low fixed price simply doesn't exist" and that many residential areas "do not have the infrastructure necessary to provide quality broadband services" as well as "usually only have one provider and service can be spotty." Please supplementally provide support for these statements.

     Answer:   The statements have been deleted.

Operations - Page 14
--------------------

30. Please explain the licensing requirements in the jurisdictions you intend to operate. Also disclose the portion of the market that does not require such licenses.

     Answer: This section has been revised to disclosed that the Company will rely on a license-exempt band.

Employees - Page 15
-------------------

31. Reconcile your statement that you have one full-time employee with your statement on page 4 that your CEO also operates another business.

     Answer: This section has been revised to disclose that the CEO is a part time employee.

Description of Property - Page 15
---------------------------------

32. Clarify the nature of your facilities. Is this a single office in a commercial office complex?

     Answer: This section has been revised to clarify the nature of the facilities.

Management Discussion and Analysis - Page 15
--------------------------------------------

33.  Revise to quantify the amounts you expect to spend related to:

     o    Recruiting new personnel

     o    Establishing a European headquarters

     o    Creating alliances, and

     o    Developing supplier relationships

     You should also discuss how you intend to finance such expenditures.

         Answer:  This section has been revised to disclose the above.

Related - Party Transactions - Page 16
--------------------------------------

34. Reconcile the appointment dates mentioned in the second paragraph with the dates mentioned in the paragraphs following the table on page 8.

     Answer: This section has been revised to correct the appointment date of Christopher Lee Miles and Margot Miles to October 5, 2000.

35. Disclose the duration and nature of the services rendered in exchange for the securities mentioned in the second paragraph.

     Answer: This section has been revised to disclose that the shares were issued in consideration for their appointment and acceptance of responsibility as the officers and directors of the Company.

Holders of Our Common Stock - Page 16
-------------------------------------

36. Disclose the nature and duration of the services provided under the consulting and royalty agreements mentioned in this section.

     Answer: This section has been revised to disclose the nature and duration of the services provided under the agreements.

37.  File the waiver mentioned in the first paragraph on page 17.

     Answer: The waiver mentioned in the first paragraph has been filed as an exhibit.

Executive Compensation - Page 18
--------------------------------

38. You state that the amounts paid reflect amounts paid from the date of your inception to March 14, 2005, yet, Page F-11 of your financial statements states that in January of 2000, the company paid $10,500 to certain officers and directors. Please revise the table to reflect these amounts.

     Answer: This section has been revised to reflect that no amounts were paid since October 2000 when the new officers and directors were appointed..

39.  Please provide the tables required by Regulation S-B Item 402 (c) and (d).

     Answer: This section has been revised to provide the tables required by Regulation S-B Item 402(c) and (d).

Item 304, Changes in and Disagreements with Accountants on Accounting and
-------------------------------------------------------------------------
Financial Disclosure
--------------------

40. We note that you did not include this item in your Form SB-2. Please amend to include the disclosures required by this item.

     Answer:   Item 304 has been added to the Form SB2.

Financial Statements - Page F-1
-------------------------------

Report of Independent Registered Public Accounting Firm - Page F-2
------------------------------------------------------------------

41. We note that your auditors "audited the accompanying balance sheet of Wimax EU, ltd. as of December 31, 2004 and the related statements of operations, changes in shareholder's deficiency and cash flows for year then ended...."
     It is unclear from the introductory paragraph whether your auditors audited your statement of operations or statement of cash flows for the year ended December 31, 2003. Please revise or advise.

     Answer: Our independent registered public accounting firm has revised the opinion to state that they audited the statement of operations and statement of cash flows for the year ended December 31, 2003.

Statements of Operations - Page F-4
-----------------------------------

42. We note from your executive compensation table on page 18 and from your description of property on page 16, that your officers and directors provide services and office space at no charge. If officers are contributing services and office space, it would appear that the contributed services should be valued and recorded. See SAB Topic 1B.

     Answer: During 2003 and 2004, the company did not have any material operations and did not receive any contributed rent space or services from its officers and directors.

Statements of Changes in Shareholder's Equality - Page F-5
----------------------------------------------------------

43. We note from your disclosure on page 17 that on October 1, 2004 you issued 1,000,000 shares to Eurotech Capital Ventures, Ltd. pursuant to a royalty agreement. Please tell us and disclose the significant terms of this agreement and how you accounted for and valued the shares issued. Cite the authoritative literature upon which you relied. As a related matter you should revise your MD&A to discuss this and any other material agreements.

     Answer: The Company has updated the disclosures for the royalty agreement with Eurotech Capital Ventures. In addition, the Company has disclosed the fair value of the shares issued and the period that the value will be recognized.

44. We note from page 17 that you (a) approved a 10:1 stock split on October 15, 2004 and (b) a 5:1 stock split for certain minority shareholders in February 2005. Please note that changes in your capital structure due to stock splits and dividends should be reflected retroactivity in your financial statements. You should also include an appropriately cross-referenced note to disclose the retroactive treatment, explain the change made and state the date the change became effective. See SAB Topic 4:C. Since the split in February 2005 was a non-pro rata stock split, please tell us how you accounted for this stock split and why. Cite the accounting literature upon which you relied.

     Answer: The Company has revised the financial statement and footnotes to disclose the effect of the stock splits. In addition, the Company has disclosed the accounting treatment for the 5 to 1stock split. The Company has treated the stock spilt pro rata and treated the shares returned by the majority stockholders as contributed capital. As these shares will be treated as returned to the treasury in 2005. The Company relied on ARB 43 for stock issued and subsequently contributed back to the Company.

45. Please reconcile the disclosures on pages 16-17 with the disclosures in your financial statements including the notes to those statements. Reconcile as to dates, number of shares, price per share, and total type and amount of consideration received.

     Answer: The Company has revised the footnotes to disclose the dates, number of shares, price per share and total consideration received for each stock issuance from inception.

46. We note the discussion of your registration agreements on page 17. Please disclose the significant terms of your registration agreements in the notes to your financial statements. Tell us how you accounted of consideration received.

     Answer: The Company has disclosed the registration rights in the footnotes to the financial statements for the royalty agreement. The Company did not receive any cash consideration, but the Company entered into a lock up agreement with various stockholders in consideration for including the shares in the SB-2 registration statement. The Company is paying all the costs associated with this registration agreement and will not receive any proceeds from the selling stockholders.

47. We note the disclosure on page 17 of your stock issuances of 3,000,000 shares in 2005. Please revise to discuss the significant terms of your stock issuances in 2005 and how you will account for those issuances. Supplementally explain your accounting and cite the accounting literature upon which you relied. See paragraph 41 of SFAS 128.

     Answer: The Company has revised the subsequent events footnote to disclose the significant terms of the stock issuances and how they will be accounted for in 2005/2006. The Company has also disclosed the value of the shares issued.

Statements of Cash Flows - Page F-6
-----------------------------------

48. Please reconcile the ending cash balance for the year ended December 31, 2004 with the ending cash balance for the period from October 14, 1999 to December 31, 2004.

     Answer: The Company has reconciled the ending cash balance for the year ended December 31, 2004 and for the period from October 14, 1999 to December 31, 2004.

Note B. Summary of Significant Accounting Policies - Page F-8
-------------------------------------------------------------

49. We note from page 9 that you have (a) an option issued to Mr. Miles for the purchase of 4,000,000 shares of your common stock at an exercise price of $.50 per share and (b) an option to repurchase up to 8,000,000 shares from Mr. Miles at $.025 per share. Please revise the notes to your financial statements to discuss the significant terms of these agreements and how you are accounting for them. Supplementally explain the basis for your accounting and cite the accounting literature upon which you relied. Provide all of the disclosures required by SFAS 123.

     Answer: The Company has revised the footnotes to disclose the (a) option to Mr. Miles and the (b) put option issued to Mr. Miles. The put option gives the Company the right, but does not obligate the Company to repurchase the shares of common stock. As such, no liability is recorded for the fair value of the option.

Part II - Item 25 Other Expenses of Issuance - Page II-1
--------------------------------------------------------

50. Please reconcile the estimated expenses of $25,000 of this registration statement on Page 8 with the $37,500 described in Part II of the registration statement.

     Answer:   Page 8 has been revised to reconcile with the amount set forth in
               Part II of the registration statement.

ANSLOW & JACLIN, LLP


BY: /s/  Gregg E. Jaclin
-----------------------------
         GREGG E. JACLIN